

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170242

DIVISION OF
CORPORATION FINANCE

March 13, 2017

Reg Thompson
Netflix, Inc.
rthompson@netflix.com

Re: Netflix, Inc.
Incoming letter dated February 3, 2017

Dear Mr. Thompson:

This is in response to your letter dated February 3, 2017 concerning the shareholder proposal submitted to Netflix by the General Fund of the Service Employees International Union. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: William E. Dempsey
Service Employees International Union
bill.dempsey@seiu.org

March 13, 2017

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Netflix, Inc.
Incoming letter dated February 3, 2017

The proposal would amend Article III, Section 3.3 of the company's bylaws in the manner specified in the proposal.

We are unable to concur in your view that Netflix may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Netflix may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

NETFLIX

February 3, 2017

**Via E-mail (shareholderproposals@sec.gov)**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Netflix, Inc.
Shareholder Proposal Submitted by the General Fund of the Services Employees International Union
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

I am writing to notify the Securities and Exchange Commission (the "**Commission**") that Netflix, Inc. ("**Netflix**" or the "**Company**") intends to exclude from its proxy materials for its 2017 Annual Meeting (the "**2017 Proxy Materials**") the binding shareholder proposal set forth below (the "**Proposal**"), which was received from the General Fund of the Services Employees International Union (the "**Proponent**"). The Proposal is a binding proposal which, if adopted, would amend Section 3.3 of the Company's bylaws.

The Company respectfully requests that the staff of the Division of Corporation Finance (the "**Staff**") not recommend to the Commission any enforcement action if the Company excludes the Proposal from its 2017 Proxy Materials pursuant to Rule 14a-8(i)(3) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), on the basis that the Proposal is impermissibly vague and indefinite. The Staff has affirmed that shareholder proposals that create conflicting provisions of a company's bylaws are excludable under Rule 14a-8(i)(3) as being vague and indefinite and therefore inherently misleading in violation of Rule 14a-9.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("**SLB No. 14D**"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent, as notice of the Company's intention to exclude the Proposal from the 2017 Proxy Materials. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or fax to the Company only. Also pursuant to Rule 14a-8(j), this letter is being filed no later than 80 calendar days before the Company files its definitive 2017 Proxy Materials with the Commission.

## I. THE PROPOSAL

A copy of the Proposal, its supporting statement and the Proponent's cover letter submitting the Proposal are attached hereto as Exhibit A. The pertinent part of the Proposal is as follows:

**RESOLVED**, that the stockholders of Netflix, Inc. ("Netflix") amend the bylaws to replace the first sentence of the third paragraph of Article III, Section 3.3, which currently provides for a plurality vote standard for director election, with the following sentences:

"Elections of directors at all meetings of the stockholders at which directors are to be elected shall be by ballot. Subject to the rights of the holders of any Preferred Stock of the corporation to elect additional directors under specified circumstances, directors shall be elected by the affirmative vote of the majority of the shares represented in person or by proxy and entitled to vote on the subject matter, provided that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting."

## II. EXCLUSION OF THE PROPOSAL

### a. Basis for Exclusion of the Proposal

As discussed more fully below, the Company believes it may omit the Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(3) because the Proposal creates conflicting provisions in the Company's bylaws and fails to address such conflict in the Proposal, such that neither shareholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Accordingly, the Company believes that the Proposal is impermissibly vague and indefinite so as to be materially false and misleading.

### b. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3), as It Is Impermissibly Vague and Indefinite So as to Be Materially False and Misleading

***Overview of the "Vague and Indefinite" Exclusion***

A company is permitted to omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(3) if the "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently taken the position that vague and indefinite proposals are inherently misleading and therefore excludable pursuant to Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Section B.4. of Staff Legal Bulletin No. 14B (CF) (Sep. 15, 2004) ("**SLB No. 14B**"). See also *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail"). The Staff has found proposals vague and indefinite where a company and its shareholders may interpret the meaning and application of the proposal differently such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). The Staff has permitted the exclusion of proposals as vague and indefinite where the proposal created conflicting bylaw provisions without addressing the conflict between such provisions. *Staples, Inc.* (avail. Apr. 13, 2012, recon. denied Apr. 19, 2012).

100 Winchester Circle | Los Gatos, CA 95032 | Phone 408 540 3700 | Fax 408 317 0462 | www.netflix.com

***The Proposal would create a conflict between two provisions of Netflix's bylaws and does not address this conflict.***

The Proposal, if adopted, would amend Section 3.3 of the Company's bylaws to replace the first sentence of its third paragraph with the quoted language above. The Proposal would change the voting standard for director elections in Section 3.3 from its current standard of "a plurality of the votes cast" to, in the case of uncontested elections, a standard of "the majority of the shares represented in person or by proxy and entitled to vote on the subject matter." The Proposal would leave the plurality voting standard in place for contested elections. This is a binding proposal that, if adopted, would result in the amendment of the Company's bylaws to implement these changes.

Section 2.8 of the Company's bylaws, however, states that directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." The Proposal does not provide for any amendment to Section 2.8 of the Company's bylaws, nor does it provide for any additional amendments to the Company's bylaws beyond those to Section 3.3. Further, neither the Proposal nor its supporting statement addresses the conflict between these sections. As such, the Proposal, if adopted, would cause Section 3.3 to be materially and directly in conflict with Section 2.8, leaving the Company with inconsistent standards with respect to the election of directors. Neither Shareholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

The Staff has concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(3) as vague and indefinite where the action contemplated by the proposal would create a direct conflict between bylaw provisions or would create a policy in conflict with existing bylaw provisions. For example, in *Staples, Inc.* (avail. Apr. 13, 2012, recon. denied Apr. 19, 2012), the Staff concurred with the company's exclusion of a proposal to amend the company's bylaws as vague and indefinite where the amendment created a direct conflict between the language added to the bylaws by the proposal and another bylaw provision. The Staff noted the proposal's amendment to the bylaws would require the company to include shareholder nominations for directors in its proxy materials, and that a separate section of the bylaws left such inclusion to the discretion of the company's board of directors. The Staff stated that "[t]he proposal does not address the conflict between these two provisions of Staples' bylaws. As such, neither shareholders nor Staples would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See also *USA Technologies, Inc.* (avail. Mar. 27, 2013) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) that requested the board of directors adopt a policy to have an independent director serve as chairman where an existing bylaw specifically required the chairman to also be chief executive officer); *Bank Mutual Corp.* (avail. Jan. 11, 2005) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) that sought a mandatory retirement age for all directors where the company's bylaws required that a director may only be removed without cause upon a two-thirds shareholder vote).

Netflix believes that exclusion of the Proposal is consistent with the Staff's prior positions with respect to similar matters. The Company further notes that, under Delaware law, shareholders are permitted to amend the bylaws without prior action by the board of directors. Thus, the Proposal, if approved, would implement the changes set forth in the Proposal without any further action by the board of directors or the Company. Section 216 of the Delaware General Corporation Law provides that a "bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the board of directors." Accordingly, the board of directors would not be permitted to make any further amendments to Section 3.3 of the Company's bylaws to add clarifying language or otherwise that would resolve the conflict created by the Proposal, as described above. While Netflix understands the right of shareholders to submit binding bylaw proposals through the processes set forth in Rule 14a-8, such binding proposals should not be permitted where the amendment creates ambiguity in how the Company should operate going forward or places further burdens on the Company to resolve conflicts created by the action taken.

***Any revision of the Proposal to address the conflict would not be minor in nature and would alter the substance of the Proposal.***

SLB No. 14B states that while there is no provision in Rule 14a-8 allowing a shareholder to revise a proposal or its supporting statement, the Staff has a practice of allowing revisions that are "minor in nature and do not alter the substance of the proposal." Even brief changes have not been allowed where they affect the substance of the proposal. In *Staples*, discussed above, the proponent sought to revise the proposal by adding the three-word phrase "Notwithstanding Section 7.7" to make it clear that the bylaw to be added by the proposal would supersede the provision with which the proposal conflicted. The Staff did not grant reconsideration to allow the proponent to make this amendment. See also *AT&T, Inc.* (avail. Feb. 16, 2010, recon. denied Mar. 2, 2010) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) and not granting reconsideration to allow the proponent to revise the proposal to add a sixteen word definition for the phrase "grassroots lobbying communications" and remove a reference to a code section). As in *Staples*, the Proposal deals with a binding bylaw amendment. Thus, any revisions would not be minor in nature and would substantively alter the Proposal because of their binding effect on the Company's bylaws if the Proposal were to be adopted. To remedy the conflict between Section 2.8 of the Company's bylaws and the proposed amendment to Section 3.3 of the Company's bylaws, the Proponent would need to amend the text of the Proposal's amendment to Section 3.3, amend the text of a second bylaw section, Section 2.8, or amend both sections. These revisions would not be correcting minor typographical errors; they would substantively alter the nature of the Proposal, the actions upon which the shareholders are to vote and, if adopted, the Company's corporate governance. Therefore, the Proponent should not be allowed to revise the Proposal to address this conflict.

## III. CONCLUSION

Based on the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend to the Commission any enforcement action if the Company excludes the Proposal from its 2017 Proxy Materials.

If the Staff has any questions regarding this request or requires additional information, please contact me at (408)-540-3700 or at rthompson@netflix.com. The Company also requests that, in accordance with Rule 14a-8(k) and SLB 14D, the Proponent concurrently provides the Company with any correspondence submitted to the Commission.

*[Signature page follows]*

# NETFLIX

Very truly yours,



Reg Thompson
Associate General Counsel

cc: William E. Dempsey (via e-mail)
David Hyman, Esq.



**Exhibit A**


SEIU
Stronger Together



December 22, 2016

Attn: Corporate Secretary

David Hyman, Corporate Secretary
Netflix, Inc.,
100 Winchester Circle,
Los Gatos, California, 95032

Dear Mr. Hyman:

On behalf of the General Fund of the Service Employees International Union, ("SEIU"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the proxy materials that Netflix, Inc. (the "Company") plans to circulate to shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under SEC Rule 14(a)-8 (Proposals of Security Holders).

SEIU is the beneficial owner of approximately 221 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal amends the Company bylaws to adopt a majority voting standard (with plurality carve out) for the election of directors.

SEIU intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock has provided the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at 202-730-7272 or bill.dempsey@seiu.org.

Sincerely,

William E. Dempsey

William E. Dempsey
Chief Financial Officer

SERVICE EMPLOYEES
INTERNATIONAL UNION
CTW, CLC

800 Massachusetts Ave., NW
Washington, DC 20036

202.730.7000

www.SEIU.org

**Proposal**

**RESOLVED**, that the stockholders of Netflix, Inc. ("Netflix") amend the bylaws to replace the first sentence of the third paragraph of Article III, Section 3.3, which currently provides for a plurality vote standard for director election, with the following sentences:

"Elections of directors at all meetings of the stockholders at which directors are to be elected shall be by ballot. Subject to the rights of the holders of any Preferred Stock of the corporation to elect additional directors under specified circumstances, directors shall be elected by the affirmative vote of the majority of the shares represented in person or by proxy and entitled to vote on the subject matter, provided that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting."

**Supporting Statement**

Currently, Netflix uses a plurality voting standard for director elections, which means that the nominee who receives the most votes will be elected. The plurality voting standard allows nominees to be elected even if a majority of shareholders oppose that nominee. This proposal would amend Netflix's bylaws to require directors in uncontested elections to be elected by a majority of shares voting at a meeting, except in the case of a contested election.

We believe that a majority vote standard for director elections would foster a more robust system of board accountability. Under Delaware case law, the power of shareholders over director elections is supposed to be a safety valve that justifies giving the board substantial discretion to manage the corporation's business and affairs. Requiring uncontested nominees to garner majority support —thus giving shareholders' withheld votes real meaning—would help restore this safety valve.

According to Institutional Shareholder Services, over 88% of S&P 500 companies had adopted the majority vote standard in uncontested director elections as of June 30, 2015. Shareholders have repeatedly shown their support for majority voting at Netflix. Shareholder proposals requesting the adoption of a majority vote standard received the support of over 80% of votes cast at the 2016, 2014, and 2013 shareholder meetings. Netflix has failed to amend its by-laws despite the high level of support.

Shareholder support for current directors has been low at Netflix. Director Barton failed to receive majority support in last year's election. Directors Mather, Battle, and Hoag were elected with less than 60% support in their last elections. In contrast, the average support for director elections in the S&P 500 for the first half of 2016 was 97%.

The lower than average support in past elections signals some shareholder discontent with the current slate of directors. Along with the poor level of responsiveness to majority shareholder votes, we believe that board composition is also an issue. Half of the independent directors have tenures of at least 12 years and there is a dearth of racial diversity among its members.



December 22, 2016

Bill Dempsey
Chief Financial Officer
Service Employees International Union
330 West 42nd Street, Suite 900
New York, NY 10036

Dear Mr. Dempsey,

When this proposal was submitted on December 22, 2016, SEIU held 221 shares of Netflix company common stock. SEIU has continuously held more than $2,000 for over one year prior to that date and continues to hold shares as of the date set forth above.

Amalgamated Bank serves as custodian and record owner for SEIU. The portfolio holdings are registered in Amalgamated Bank's nominee name, The Hillman Company, through DTC Account #2352.

Sincerely,

K. McGarvey

**Kyle Mc Garvey**
First Vice President
Investment Management Division, Client Service